Afya Limited Announces Second-Quarter and First Half 2022 Financial Results

High and Predictable Growth

Strong Net Income Results

Nova Lima, Brazil, August 22, 2022 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the three and six-month period ended June 30, 2022 (second quarter 2022). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Second Quarter 2022 Highlights

▪	2Q22 Adjusted Net Revenue increased 51.0% YoY to R$576.1 million. Adjusted Net Revenue excluding acquisitions grew 19.0%, reaching R$454.0 million.
▪	2Q22 Adjusted EBITDA increased 37.1% YoY, reaching R$220.2 million, with an Adjusted EBITDA Margin of 38.2%. Adjusted EBITDA excluding acquisitions grew 3.0%, reaching R$165.5 million, with an Adjusted EBITDA Margin of 36.4%.
▪	2Q22 Adjusted Net Income increased 83.0% YoY, reaching R$119.2 million, with an EPS growth of 522.2% in the same period.

First Half 2022 Highlights

▪	1H22 Adjusted Net Revenue increased 45.9% YoY to R$1,143.8 million. Adjusted Net Revenue excluding acquisitions grew 14.7%, reaching R$899.3 million.
▪	1H22 Adjusted EBITDA increased 33.3% YoY reaching R$491.0 million, with an Adjusted EBITDA Margin of 42.9%. Adjusted EBITDA excluding acquisitions grew 2.7%, reaching R$378.4 million, with an Adjusted EBITDA Margin of 42.1%.
▪	1H22 Adjusted Net Income increased 27.2% YoY, reaching R$286.3 million, with an EPS growth of 90.3% in the same period.
▪	Cash conversion of 91.0%, with a solid cash position of R$616.3 million.
▪	~265 thousand monthly active physicians and medical students using Afya’s Digital Services.

Table 1: Financial Highlights
	For the three months period ended June 30,					For the six months period ended June 30,
(in thousand of R$)	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	598,156	476,067	372,374	60.6%	27.8%	1,164,480	919,974	766,725	51.9%	20.0%
(b) Adjusted Net Revenue (1)	576,079	453,990	381,488	51.0%	19.0%	1,143,795	899,289	784,043	45.9%	14.7%
(c) Adjusted EBITDA (2)	220,186	165,457	160,658	37.1%	3.0%	490,987	378,397	368,309	33.3%	2.7%
(e) = (c)/(b) Adjusted EBITDA Margin	38.2%	36.4%	42.1%	-390 bps	-570 bps	42.9%	42.1%	47.0%	-410 bps	-490 bps

*For the three months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: Cliquefarma (only April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (only April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from April to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from April to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from April to June, 2022).
*For the six months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from January to June, 2022).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

1.	Message from Management

This quarter’s results reinforce that our strategy has been successful, marked by the consistent growth of our operational and financial results, with significant increases in net revenue and adjusted EBITDA year over year. Once again, we have successfully concluded our intake process with a 100% of occupancy in all medical schools which enables us to reassure our 2022 guidance. It is also important to highlight that our operational leverage and capital allocation discipline are resulting in a robust net income and EPS expansion even considering the business combinations and the higher interest rates in the period.

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With the pandemic finally losing its strength, our students, employees, and partners are again extracting the best from our ecosystem. For the second quarter in a row, we can see our Continuing Education recovery compared to last year. After challenging periods, our practical classes are boosting again, as we’ve invested in an expansion plan that allowed us to double our campuses, launch new courses, and strengthen our intake process.

As presented on Afya´s Q2 earnings release, our digital services results is progressively ramping up. We’re proud that our tools are being able to help physicians’ during their medical journey and, throughout development and new acquisitions, our digital ecosystem is being built with multiple offerings, unlocking new interactions and revenue streams that go beyond the physicians, achieving pharma players, hospitals, labs and drugstores chains, scratching the surface of a total addressable market of R$28.4 billion. The acquisitions we completed this quarter – Cardiopapers and Glic - along with our previous acquisitions completed our 6 pillars, is strengthening the digital services strategy and ecosystem. Since the beginning of the year, we have been disclosing our B2P and B2B figures, breaking down our Digital Service’s net revenue within these two for a better perspective.

Along with that scenario, the expansion of our offering in the Undergrad segment continues to grow strong, as we’ve successfully consolidated our leadership in medical school seats in Brazil. So far this year, we have increased 200 operating seats with four new Mais Médicos authorized units by MEC, with operations to start in the second semester and 28 new seats from the UniSL Ji-Paraná campus, reaching 2,759 approved seats. Considering potential additional organic and inorganic seats, we have an expected upside to achieve more than 32 thousand undergrad medical students at maturity. We have become highly efficient in operating medical schools and we continue to see opportunities in this area. All this effort means one thing: our medical education business remains, and will continue to be, the cornerstone of our business in the short and middle terms, delivering a highly predicted growth combined with high profitability and cash generation.

Also, since 2020 we’ve been presenting our ESG evolution and achievements each quarter, and we are proud to say that we’ve been making significant improvements in the environmental, social, and governance agenda, sequentially. One important accomplishment this quarter was the increase in the number of women as board members, which went from 18% to now 27%. Subjects related to climate change, clean energy powering, environmental governance, social impact on vulnerable areas, transparency, compliance, and many others are widely disclosed in our 2021 Sustainability Report.

With another round of high and sustainable growth, our mission remains solid as ever: to become the reference partner of physicians in their journey, through rewarding lifelong experience and an enhanced daily practice through Afya’s digital services. We are very proud of our business and of what we have achieved so far, as well as of what we are planning for the future.

2.	Key Events in the Quarter:
▪	CardioPapers acquisition in April, 2022 – CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy.
▪	Afya announced, on April 2022, that Mr. Paulo Passoni, a board member since May 2021, has submitted his resignation letter as a member of the Board of Directors. Mrs. Maria Tereza Azevedo was appointed as his replacement effective as of April 19th.
▪	Afya announced, on April 2022, that the resolutions set out in its Notice of Annual General Meeting dated April 12, 2022 were duly passed at its Annual General Meeting held today: (1) the approval and ratification of Afya’s financial statements as of and for the fiscal year ended December 31, 2021; and (2) the approval of the Amended and Restated Memorandum and Articles of Association available at Afya’s website at https://ir.afya.com.br, subject to and with effect from Closing of the transaction disclosed in the Form 13D/A on March 4, 2022, between Esteves Family and Bertelsmann SE & Co. KGaA, accessible at the Company’s website at https://ir.afya.com.br.
▪	Afya announced, on May 2022, that it was notified of the closing of the transactions where Bertelsmann acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Esteves Family. As a result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.1% voting interest, and ~31.0% and ~17.8% of the total shares respectively, in Afya.

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▪	Glic acquisition in May, 2022 - Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers. This business combination represents Afya´s entering into the physician-patient relationship pillar.

3.	Full Year 2022 Guidance Reaffirmed

The Company is reaffirming its previously issued guidance for FY22 including the successfully concluded acceptances of new medical students for the second semester, ensuring 100% occupancy in all of its medical schools.

The guidance for FY2022 is defined in the following table:

Guidance for 2022	Important considerations
2022 Adjusted Net Revenue is expected to be between R$2,280.0 million – R$2,360.0 million	Includes four Mais Médicos units start operating in 2H22;
Includes Ji-Parana acquisition start operating in the 2H22;
Includes Além da Medicina acquisition;
Excludes any acquisition that may be concluded after the issuance of the guidance, such as Cardiopapers and Glic.
2022 Adjusted EBITDA is expected to be between R$935.0 million - R$1,015 million

4.	1H22 Overview

Operational Review

Afya is the only company offering educational and technological solutions to support physicians across every stage of the medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a Software as a Service (SaaS) model, and assisting physicians in their relationship with their patients.

The Company reports results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription) and Business to Business (which provides access and demand for the healthcare players). Revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer, and subscription fees, which are recognized as the services are transferred over time.

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Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Six months period ended June 30,
	2022	2021	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	2,759	2,303	19.8%
Operating Seats	2,481	2,053	20.8%
Total Students (end of period)	17,555	13,390	31.1%
Average Total Students	17,539	13,121	33.7%
Average Total Students (ex-Acquisitions)*	14,616	13,121	11.4%
Tuition Fees (Total - R$MM)	1,001,808	665,112	50.6%
Tuition Fees (ex- Acquisitions* - R$MM)	796,822	665,112	19.8%
Medical School Gross Avg. Ticket (ex- Acquisitions* - R$/month)	9,086	8,448	7.5%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	7,853	7,227	8.7%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	20,779	14,913	39.3%
Average Total Students	20,841	14,513	43.6%
Average Total Students (ex-Acquisitions)*	14,129	14,513	-2.6%
Tuition Fees (Total - R$MM)	170,666	89,187	91.4%
Tuition Fees (ex- Acquisitions* - R$MM)	93,337	89,187	4.7%
OTHER UNDERGRADUATE
Total Students (end of period)	23,945	15,478	54.7%
Average Total Students	24,077	14,323	68.1%
Average Total Students (ex-Acquisitions)*	12,379	14,323	-13.6%
Tuition Fees (Total - R$MM)	137,464	88,489	55.3%
Tuition Fees (ex- Acquisitions* - R$MM)	78,727	88,489	-11.0%
TOTAL TUITION FEES
Tuition Fees (Total - R$MM)	1,309,937	842,788	55.4%
Tuition Fees (ex- Acquisitions* - R$MM)	968,886	842,788	15.0%

*For the three months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: Cliquefarma (only April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (only April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from April to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from April to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from April to June, 2022).
*For the six months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from January to June, 2022).

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Six months ended June 30,
	2022	2021	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	3,543	3,285	7.9%
Average Total Students	3,511	3,492	0.6%
Average Total Students (ex-Acquisitions)	3,511	3,492	0.6%
Net Revenue from courses (Total - R$MM)	47,662	35,272	35.1%
Net Revenue from courses (ex- Acquisitions¹)	47,662	35,272	35.1%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	12,741	15,670	-18.7%
Prep Courses & CME - B2B	4,909	3,173	54.7%
Além da Medicina Active Payers	7,792	-	n.a.
Cardio Papers Active Payers	4,765	-	n.a.
Medical Harbour Active Payers	4,425	875	405.7%
Clinical Decision Software
Whitebook Active Payers	133,238	115,149	15.7%
Clinical Management Tools²
iClinic Active Payers	21,088	14,371	46.7%
Shosp Active Payers	2,264	2,305	-1.8%

Digital Services Total Active Payers (end of period)	191,222	151,543	26.2%
Net Revenue from Services (Total - R$MM)	89,695	81,665	9.8%
Net Revenue - B2P	79,013	78,724	0.4%
Net Revenue - B2B	10,682	2,941	263.2%
Net Revenue From Services (ex-Acquisitions¹)	74,594	81,665	-8.7%
(1) For the three months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: Cliquefarma (only April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (only April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from April to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from April to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from April to June, 2022). For the six months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from January to June, 2022).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.

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Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period.

Total monthly active users reached approximately 265 thousand, 13.6% higher over the same period in the last year.

Monthly Active Unique Users (MUAU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period. Since this concept is being implemented this year, historical metrics of MUAU could not be disclosed.

Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	2Q22	2Q21	% Chg YoY	1Q22	% Chg QoQ
Content & Technology for Medical Education	20,739	18,968	9.3%	21,464	-3.4%
Clinical Decision Software	221,862	181,138	22.5%	218,313	1.6%
Clinical Management Tools¹	21,151	32,968	-35.8%	19,762	7.0%
Physician-Patient Relationship	1,101	-	n.a	-	0.0%
Total Monthly Active Users (MaU) - Digital Services	264,853	233,074	13.6%	259,539	2.0%
1) Clinical management tools includes Telemedicine and Digital Prescription features
2) Clinical management tools MAU excludes other users other than payors, starting in 1Q22
3) Shosp, Medicinae and Além da Medicina starting in 1Q22
4) Cardiopapers and Glic starting in 2Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
2Q22
Total Monthly Unique Active Users (MuaU) - Digital Services	245,396
1) Total Monthly Unique Active Users excludes non-integrated companies: Medical Harbour, Medicinae, Shosp, Além da Medicina, Cardiopapers and Glic

Seasonality

Undergrad’s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations during the semester. Digital Services is comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year, as a result of the enrollments of Medcel’s clients period. The majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters of the year.

Revenue

This quarter the Company recovered R$22.1 million of the mandatory discounts in tuition fees previously granted by individual and collective legal proceedings and public civil proceedings related to COVID-19. As Afya in 2020 and 2021 excluded these mandatory discounts from Adjusted Net Revenue, the recovery of these amounts are not counted for Adjusted Net Revenue in 2022.

Adjusted Net Revenue for the second quarter of 2022 was R$576.1 million, an increase of 51.0% over the same period of the prior year. Excluding acquisitions, Adjusted Net Revenue in the second quarter increased 19.0% YoY to R$454.0 million, mainly due to the maturation of medical seats, higher tickets in Medicine courses, and the Continuing Education recovery, which ended the second quarter with a 49.0% increase in net revenue, mainly due to the interruption of the effects of the COVID-19 pandemic.

6

Digital services also contributed to the Adjusted Net Revenues growth this quarter, increasing 50.1% year over year, and 20.2%, excluding acquisitions. The organic growth is a combination of (a) the start of the B2B engagements, reaching 37 contracts with 20 pharmaceutical industry companies, and (b) the expansion of the active payers in the B2P, mainly in Whitebook and iClinic.

For the six-month period ended June 30, 2022, Adjusted Net Revenue was R$1,143.8 million, an increase of 45.9% over the same period of last year. Excluding acquisitions, Adjusted Net Revenue in the six-month period increased 14.7% YoY to R$899.3 million.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	533,545	419,865	328,434	62.5%	27.8%	1,028,940	799,535	650,286	58.2%	23.0%
Adjusted Undergrad¹	511,468	397,788	337,548	51.5%	17.8%	1,008,255	778,850	667,604	51.0%	16.7%
Continuing Education	23,811	23,811	15,984	49.0%	49.0%	47,662	47,662	35,272	35.1%	35.1%
Digital Services	42,218	33,809	28,127	50.1%	20.2%	89,695	74,594	81,665	9.8%	-8.7%
Inter-segment transactions	- 1,418	- 1,418	- 171	n.a.	729.2%	- 1,817	- 1,817	- 498	264.9%	264.9%
Total Reported Net Revenue	598,156	476,067	372,374	60.6%	27.8%	1,164,480	919,974	766,725	51.9%	20.0%
Total Adjusted Net Revenue ¹	576,079	453,990	381,488	51.0%	19.0%	1,143,795	899,289	784,043	45.9%	14.7%
*For the three months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: Cliquefarma (only April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (only April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from April to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from April to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from April to June, 2022).

*For the six months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from January to June, 2022).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended June 30, 2022 increased 37.1% to R$220.2 million, up from R$160.7 million in the same period of the prior year, while the Adjusted EBITDA Margin decreased 390 basis points to 38.2%. For the six-month period ended June 30, 2022, Adjusted EBITDA was R$491.0 million, an increase of 33.3% over the same period of the prior year, with an Adjusted EBITDA Margin decrease of 410 basis points in the same period. The Adjusted EBITDA Margin reduction is due to (a) the Digital segment, mostly in the performance of Medcel in the residency preparatory market, (b) the expansion of the Continuing Education segment, which is still maturing the new campuses, and (c) the increase in expenses in the holding and shared services level.

Excluding acquisitions, Adjusted EBITDA for the three-month period ended June 30, 2022 increased 3.0% YoY to R$165.5 million, while the Adjusted EBITDA Margin decreased 570 basis points to 36.4%. For the six-month period, excluding acquisitions, Adjusted EBITDA increased 2.7% YoY to R$378.4 million, while the Adjusted EBITDA Margin decreased 490 basis points to 42.1%, mainly due to the same reasons previously explained.

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	220,186	165,457	160,658	37.1%	3.0%	490,987	378,397	368,309	33.3%	2.7%
% Margin	38.2%	36.4%	42.1%	-390 bps	-570 bps	42.9%	42.1%	47.0%	-410 bps	-490 bps
*For the three months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: Cliquefarma (only April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (only April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from April to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from April to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from April to June, 2022).
*For the six months period ended June 30, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae (from January to March, 2022; Closing of Medicinae was in March, 2021), Cliquefarma (from January to April, 2022; Closing of Cliquefarma was in April, 2021), Medical Harbour (from January to April, 2022; Closing of Medical Harbour was in April, 2021), Shosp (from January to May, 2022; Closing of Shosp was in May, 2021), UNIFIPMoc and FIP Guanambi (from January to May, 2022; Closing of UNIFIPMoc and FIP Guanambi was in June, 2021), UNIGRANRIO, RX PRO, Garanhuns, Além da Medicina, Cardiopapers and Glic (all from January to June, 2022).

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Adjusted Net Income

Net Income for the second quarter of 2022 was R$106.1 million, an increase of 383.4% over the same period of the prior year. Net Income results were positively affected by (a) the increase in operational results, which includes the recovery of a portion of the prior granted discounts in tuition fees related to COVID-19, and (b) the reduction of financial expenses mainly due to the fx rate difference regarding the Softbank transaction that affected 2Q21. For the six-month period ended June 30, 2022, Net Income increased 78.1%, from R$135.3 million to R$241.0 million.

Adjusted Net Income for the second quarter of 2022 was R$ 119.2 million, an increase of 83.0% over the same period of the prior year. Adjusted Net Income for the six-month period of 2022 was R$ 286.3 million, an increase of 27.2% year over year.

Our EPS reached R$2.55 per share for the six-month period ended June 30, 2022, an increase of 90.3% year over year, reflecting the increase in our Net Income, and capital allocation discipline executing our businesses combination and three buyback programs in a row.

Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2022	2021	% Chg	2022	2021	% Chg
Net income	106,073	21,945	383.4%	241,015	135,293	78.1%
Amortization of customer relationships and trademark (1)	18,724	13,667	37.0%	37,007	27,984	32.2%
Share-based compensation	8,652	11,093	-22.0%	11,581	25,102	-53.9%
Non-recurring expenses:	(14,302)	18,404	n.a.	- 3,275	36,718	n.a.
- Integration of new companies (2)	5,781	4,514	28.1%	9,952	7,536	32.1%
- M&A advisory and due diligence (3)	594	1,745	-66.0%	1,806	3,556	-49.2%
- Expansion projects (4)	677	2,163	-68.7%	1,279	3,390	-62.3%
- Restructuring expenses (5)	723	868	-16.7%	4,373	4,918	-11.1%
- Mandatory Discounts in Tuition Fees (6)	- 22,077	9,114	n.a.	- 20,685	17,318	n.a.
Adjusted Net Income	119,147	65,109	83.0%	286,328	225,097	27.2%

Basic earnings per share - R$ (7)	1.12	0.18	522.2%	2.55	1.34	90.3%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) Basic earnings per share: Net Income/Average number of shares in the period (ex-treasury).

Cash and Debt Position

Cash and cash equivalents on June 30, 2022, were R$616.3 million, a decrease of 56.7% over the same period in 2021.

For the six-month period ended June 30, 2022, Afya reported Adjusted Cash Flow from Operations of R$450.0 million, up from R$343.2 million in the same period of the previous year, an increase of 31.1% YoY, boosted by the solid operational results.

Operating Cash Conversion Ratio was strong once again, achieving 91.0% for the six-month period ended June 30, 2022, compared to 103.5% in the same period of the previous year. This decrease was mainly related to (a) an increase in the trade receivables, partially caused by the recovery of the mandatory discounts in tuition fees related to COVID-19 that were invoiced but not yet received, (b) the fact that last year’s cash performance was positively impacted by the recover of the special payment conditions related to the COVID-19 given to our students during 2020, and (c) a decrease in advanced from customers.

On June 30, 2022, net debt, excluding the effect of IFRS 16, totaled R$1,483.4 million, compared with net debt of R$582.7 million in the same period in 2021, mainly due to payments related to (a) 7 business combinations and license acquisitions executed in the last 12 months, totaling R$891.3 million; (b) shares repurchase program of R$301.3 million, executed in the last 12 months and (c) investments activities in properties, equipment and intangibles (excluding license acquisitions and goodwill) totaling R$213.4 million in the last 12 months, which were partially offset by the R$738.3 million cash generation from June 30, 2021 through June 30, 2022. The following table shows more information regarding the cost of debt for the second quarter, considering loans and financing, and accounts payable to selling shareholders. It is important to mention that our capital structure remains solid with a conservative leveraging position and a low cost of debt.

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Table 9: Gross Debt and Average Cost of Debt
(in R$ MM)	For the six months period ended June 30,
			Cost of Debt
	Gross Debt	Duration (Years)	per year	%CDI*
Loans and financing: Softbank	823	3.9	6.5%	59%
Loans and financing: Others	557	1.0	12.9%	115%
Accounts payable to selling shareholders	719	1.4	11.3%	101%
Average		2.3	9.7%	88%
*Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference. 1H22: ~11.02% p.y.

Table 10: Operating Cash Conversion Ratio Reconciliation	For the six months period ended June 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2022	2021	% Chg
(a) Cash flow from operations	427,916	320,515	33.5%
(b) Income taxes paid	22,101	22,667	-2.5%
(c) = (a) + (b) Adjusted cash flow from operations	450,017	343,182	31.1%

(d) Adjusted EBITDA	490,987	368,309	33.3%
(e) Non-recurring expenses:	-3,275	36,718	n.a.
- Integration of new companies (1)	9,952	7,536	32.1%
- M&A advisory and due diligence (2)	1,806	3,556	-49.2%
- Expansion projects (3)	1,279	3,390	-62.3%
- Restructuring Expenses (4)	4,373	4,918	-11.1%
- Mandatory Discounts in Tuition Fees (5)	-20,685	17,318	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	494,262	331,591	49.1%
(g) = (c) / (f) Operating cash conversion ratio	91.0%	103.5%	-1250 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

(5) Consists of  mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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Table 11: Cash and Debt Position
(in thousands of R$)
	2Q22	FY2021	% Chg	2Q21	% Chg
(+) Cash and Cash Equivalents	616,250	748,562	-17.7%	1,424,718	-56.7%
Cash and Bank Deposits	47,583	88,487	-46.2%	49,528	-3.9%
Cash Equivalents	568,667	660,075	-13.8%	1,375,190	-58.6%
(-) Loans and Financing	1,380,540	1,374,876	0.4%	1,466,621	-5.9%
Current	230,494	128,720	79.1%	117,679	95.9%
Non-Current	1,150,046	1,246,156	-7.7%	1,348,942	-14.7%
(-) Accounts Payable to Selling Shareholders	649,626	679,826	-4.4%	466,663	39.2%
Current	203,979	239,849	-15.0%	210,350	-3.0%
Non-Current	445,647	439,977	1.3%	256,313	73.9%
(-) Other Short and Long Term Obligations	69,456	72,726	-4.5%	74,138	-6.3%
(=) Net Debt (Cash) excluding IFRS 16	1,483,372	1,378,866	7.6%	582,704	154.6%
(-) Lease Liabilities	741,825	714,085	3.9%	583,545	27.1%
Current	28,619	24,955	14.7%	80,302	-64.4%
Non-Current	713,206	689,130	3.5%	503,243	41.7%
Net Debt (Cash) with IFRS 16	2,225,197	2,092,951	6.3%	1,166,249	90.8%

CAPEX

Capital expenditures is consisting of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, and the development of new solutions in the digital segment, among others.

For the six-month period ending June 30, 2022, CAPEX went from R$81.0 million to R$161.2 million, an increase of 99.1% over the same period of the prior year, due to higher expenditures related to intangible assets, mainly explained by the R$24.4 million earn-out related to the 28 additional seats of Centro Universitário São Lucas, in Ji-Parana, approved in March, 2022, and the R$ 36.5 million remeasurement of Unigranrio's business combination goodwill.

Table 12: CAPEX
(in thousands of R$)	For the six months period ended June 31,
	2022	2021	% Chg
CAPEX	161,218	80,957	99.1%
Property and equipment	62,266	58,132	7.1%
Intanglibe assets	98,952	22,825	333.5%
- Licenses	24,408	-	n.a.
- Goodwill	36,481	-	n.a.
- Others	38,063	22,825	66.8%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

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In August 2021, Afya assumed a voluntary commitment to have at least 50% women in its management positions by 2030. In addition, Afya announced that it was certificated by Women on Board, an independent initiative whose purpose is to acknowledge, value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continuing to have at least two women as board members.

On January 2022, Afya announced that it is one of 418 companies across 45 countries and regions to join the 2022 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: female leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and pro-women brand. Afya was included on this year’s index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies.

The 2021 Sustainability Report can be found at: https://ir.afya.com.br/ >> Corporate Governance >> Sustainability.

Table 12: ESG Metrics¹³⁴			2Q22	2Q21	2021	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	8,731	6,806	8,079	6,100	3,369
2	405-1	Percentage of female employees	56%	55%	55%	55%	57%
3	405-1	Percentage of female employees in the board of directors	27%	18%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	36%	36%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	3,598,250	2,420,443	12,176,966	8,035,845	5,928,450
4.1	302-1	Consumption per campus	94,691	80,681	385,573	321,434	395,230
5	302-1	% supplied by distribution companies	69.4%	90.38%	91.3%	83.4%	96.2%
6	302-1	% supplied by other sources²	30.6%	9.62%	8.7%	16.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	143,236	93,802	341,286	427,184	270,000
9		Number of physicians graduated in Afya's campuses	16,998	11,893	16,772	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	8,783	5,995	7,881	4,999	2,808
11		% students with scholarships over total undergraduate students	14.1%	13.7%	12.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	449	443	447	432	60

(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) "Other sources" refers to: (a) Derived from renewable sources, such as solar panels installed in the units; and (b) Derived from the search for alternative energy options in the market.
(3) Starting this quarter, previously disclosed environmental data were updated to consider: (a) GHG Protocol guidelines improvements, and (b) additional data-collection criteria refinements.
(4) Starting this quarter, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.

5.               Conference Call and Webcast Information

When: August 22, 2022 at 5:00 p.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer

Dial-in:   Brazil: +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668

United States: +1 312 626 6799 or +1 646 931 3860 or +1 929 205 6099 or +1 301 715 8592 or +1 346 248 7799 or +1 669 444 9171 or +1 669 900 6833 or +1 253 215 8782

Webinar ID: 975 9251 2411

Other Numbers: https://afya.zoom.us/u/aeeKmxmFd

OR

Webcast: https://afya.zoom.us/j/97592512411

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6.               About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

7.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

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Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.               Investor Relations Contact

E-mail: ir@afya.com.br

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10.            Financial Tables

Unaudited interim condensed consolidated statements of income and comprehensive income
For the three and six-month periods ended June 30, 2022 and 2021
(In thousands of Brazilian reais, except earnings per share)

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	598,156	372,374	1,164,480	766,725
Cost of services	(219,242)	(144,459)	(405,972)	(270,951)
Gross profit	378,914	227,915	758,508	495,774

General and administrative expenses	(207,415)	(135,184)	(385,929)	(265,588)
Other (expenses) income, net	(1,257)	113	(1,566)	1,298

Operating income	170,242	92,844	371,013	231,484

Finance income	22,874	12,428	47,443	22,250
Finance expenses	(83,676)	(80,855)	(164,967)	(110,534)
Finance result	(60,802)	(68,427)	(117,524)	(88,284)

Share of income of associate	2,201	2,383	6,441	5,622

Income before income taxes	111,641	26,800	259,930	148,822

Income taxes expenses	(5,568)	(4,855)	(18,915)	(13,529)

Net income	106,073	21,945	241,015	135,293

Other comprehensive income	-	-	-	-
Total comprehensive income	106,073	21,945	241,015	135,293

Income attributable to
Equity holders of the parent	101,505	17,237	231,115	125,327
Non-controlling interests	4,568	4,708	9,900	9,966
	106,073	21,945	241,015	135,293
Basic earnings per share
Per common share	1.12	0.18	2.55	1.34
Diluted earnings per share Per common share	1.12	0.18	2.55	1.33

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Unaudited interim condensed consolidated statements of financial position
As of June 30, 2022, and December 31, 2021
(In thousands of Brazilian reais)

	June 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets
Cash and cash equivalents	616,250	748,562
Trade receivables	435,120	378,351
Inventories	15,141	11,827
Recoverable taxes	39,223	25,579
Other assets	44,348	42,533
Total current assets	1,150,082	1,206,852

Non-current assets
Trade receivables	31,874	27,442
Other assets	206,421	180,306
Investment in associate	52,080	48,477
Property and equipment	459,564	419,808
Right-of-use assets	678,031	663,686
Intangible assets	4,052,188	3,900,835
Total non-current assets	5,480,158	5,240,554

Total assets	6,630,240	6,447,406

Liabilities
Current liabilities
Trade payables	64,460	59,098
Loans and financing	230,494	128,720
Lease liabilities	28,619	24,955
Accounts payable to selling shareholders	203,979	239,849
Notes payable	16,565	14,478
Advances from customers	92,995	114,585
Labor and social obligations	175,997	131,294
Taxes payable	22,624	26,715
Income taxes payable	21,451	11,649
Other liabilities	8,714	15,163
Total current liabilities	865,898	766,506

Non-current liabilities
Loans and financing	1,150,046	1,246,156
Lease liabilities	713,206	689,130
Accounts payable to selling shareholders	445,464	439,977
Notes payable	52,891	58,248
Taxes payable	94,573	96,598
Provision for legal proceedings	208,667	148,287
Other liabilities	10,410	2,486
Total non-current liabilities	2,675,257	2,680,882
Total liabilities	3,541,155	3,447,388

Equity
Share capital	17	17
Additional paid-in capital	2,375,344	2,375,344
Share-based compensation reserve	105,682	94,101
Treasury stock	(304,947)	(152,630)
Retained earnings	862,432	631,317
Equity attributable to equity holders of the parent	3,038,528	2,948,149
Non-controlling interests	50,557	51,869
Total equity	3,089,085	3,000,018

Total liabilities and equity	6,630,240	6,447,406

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Unaudited interim condensed consolidated statements of cash flows
For the six-month periods ended June 30, 2022 and 2021
(In thousands of Brazilian reais)

	June 30, 2022	June 30, 2021
Operating activities	(unaudited)	(unaudited)
Income before income taxes	259,930	148,822
Adjustments to reconcile income before income taxes
Depreciation and amortization	99,089	66,915
Write-off of property and equipment	2,483	748
Write-off of intangible	2,549	-
Allowance for doubtful accounts	30,420	20,509
Share-based compensation expense	11,581	25,102
Net foreign exchange differences	320	24,622
Accrued interest	95,165	34,075
Accrued lease interest	41,392	29,213
Share of income of associate	(6,441)	(5,622)
Provision for legal proceedings	12,047	4,241
Changes in assets and liabilities
Trade receivables	(88,472)	(34,668)
Inventories	(3,314)	(1,026)
Recoverable taxes	(13,644)	(4,065)
Other assets	(7,886)	(5,256)
Trade payables	2,952	4,128
Taxes payables	5,247	1,697
Advances from customers	(31,668)	103
Labor and social obligations	44,565	32,379
Other liabilities	(6,298)	1,265
	450,017	343,182
Income taxes paid	(22,101)	(22,667)

Net cash flows from operating activities	427,916	320,515

Investing activities
Acquisition of property and equipment	(62,266)	(58,132)
Acquisition of intangibles assets	(50,267)	(22,825)
Dividends received	2,838	5,771
Payments of notes payable	(7,342)	(5,288)
Acquisition of subsidiaries, net of cash acquired	(170,473)	(547,529)
Restricted cash	-	4,951
Net cash flows used in investing activities	(287,510)	(623,052)

Financing activities
Payments of loans and financing	(53,795)	(12,952)
Issuance of loans and financing	-	809,539
Payments of lease liabilities	(55,074)	(37,888)
Treasury shares	(152,317)	(64,752)
Proceeds from exercise of stock options	-	23,505
Dividends paid to non-controlling interests	(11,212)	(10,617)
Net cash flows from (used in) financing activities	(272,398)	706,835
Net foreign exchange differences	(320)	(24,622)
Net increase in cash and cash equivalents	(132,312)	379,676
Cash and cash equivalents at the beginning of the period	748,562	1,045,042
Cash and cash equivalents at the end of the period	616,250	1,424,718

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Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2022	2021	% Chg	2022	2021	% Chg
Net income	106,073	21,945	383.4%	241,015	135,293	78.1%
Net financial result	60,802	68,427	-11.1%	117,524	88,284	33.1%
Income taxes expense	5,568	4,855	14.7%	18,915	13,529	39.8%
Depreciation and amortization	50,702	35,264	43.8%	99,089	66,915	48.1%
Interest received (1)	4,892	3,053	60.2%	12,579	8,090	55.5%
Income share associate	(2,201)	(2,383)	-7.6%	(6,441)	(5,622)	14.6%
Share-based compensation	8,652	11,093	-22.0%	11,581	25,102	-53.9%
Non-recurring expenses:	(14,302)	18,404	n.a.	(3,275)	36,718	n.a.
- Integration of new companies (2)	5,781	4,514	28.1%	9,952	7,536	32.1%
- M&A advisory and due diligence (3)	594	1,745	-66.0%	1,806	3,556	-49.2%
- Expansion projects (4)	677	2,163	-68.7%	1,279	3,390	-62.3%
- Restructuring expenses (5)	723	868	-16.7%	4,373	4,918	-11.1%
- Mandatory Discounts in Tuition Fees (6)	(22,077)	9,114	n.a.	(20,685)	17,318	n.a.
Adjusted EBITDA	220,186	160,658	37.1%	490,987	368,309	33.3%
Adjusted EBITDA Margin	38.2%	42.1%	-390 bps	42.9%	47.0%	-410 bps

(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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